[Letterhead of Luse Gorman Pomerenk & Schick, PC]

(202) 274-2007	nquint@luselaw.com

May 6, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4720

Attn.: Michael Clampitt, Esq.

Re:	Meridian Bancorp, Inc. (Registration No. 333-194454)
Registration Statement on Form S-1

Dear Mr. Clampitt:

On behalf of Meridian Bancorp, Inc. (the “Company”), and as discussed with the Staff of the Securities and Exchange Commission, the Company acknowledges that if it determines to: (i) utilize sweep arrangements or delivery versus payment settlement procedures in a syndicated community offering, or (ii) undertake a firm commitment underwritten offering, that the SEC would view either of such actions as a change to the plan of distribution as disclosed in the prospectus (under the section entitled “The Conversion and Offering—Syndicated or Firm Commitment Underwritten Offering” ) that would require revised disclosure to be submitted in a post-effective amendment to the Company’s amended Registration Statement.

We trust the foregoing is responsive to the Staff’s comment.  Please advise the undersigned at (202) 274-2007 or Lawrence Spaccasi of this office at (202) 274-2037 if you have any further comments.

Respectfully,

/s/ Ned Quint

Ned Quint

cc:           Richard Gavegnano, Chairman, President and
   Chief Executive Officer
Lawrence Spaccasi, Esq.